EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2016

(add 000, except ratio)

EARNINGS:
Earnings before income taxes*	$607,086
Gain from less than 50%-owned associated companies, net	(10,499)
Interest expense**	81,677
Portion of rents representative of an interest factor	23,585

Adjusted Earnings and Fixed Charges	$701,848

FIXED CHARGES:

Interest expense**	$81,677
Capitalized interest	3,543
Portion of rents representative of an interest factor	23,585

Total Fixed Charges	$108,805

Ratio of Earnings to Fixed Charges	6.45

*	Represents earnings from continuing operations plus/minus net (loss) earnings attributable to noncontrolling interests.
**	Interest expense excluded $343 for the interest expense component associated with uncertain tax provisions.